Logo of CARPENTER

K. Douglas Ralph	Carpenter Technology Corporation
Senior Vice President- Finance	PO Box 14662
and Chief Financial Officer	Reading, PA 19612-4662

Tel.: 610.208.4271
Fax: 610.736.7830

March 10, 2008

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549-7010

Re:	Carpenter Technology Corporation

Form 10-K for Fiscal Year Ended June 30, 2007

File No. 1-5828

Dear Mr. Cash:

We acknowledge receipt of your review comments letter, dated February 28, 2008. For your convenience in reviewing our response, we have repeated each comment and presented our response.

Form 10-K for the Fiscal Year Ended June 30, 2007

Item 9A.	Disclosure Controls and Procedures, page 77

1.	We note your officers’ conclusion that the Company’s disclosure controls and procedures as of June 30, 2007, September 30, 2007, and December 31, 2007 “were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” Please confirm and disclose in future filings that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports filed or submitted under the Act is accumulated and communicated to management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may state that the disclosure controls and procedures are “effective” or “ineffective,” whichever the case may be, without defining them. See Item 307 of Regulation S-K.

Carpenter Response

We confirm that our disclosure controls were also effective to ensure that the information required to be disclosed in the reports filed or submitted under the Act is accumulated

Mr. John Cash

March 10, 2008

and communicated to management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In response to this comment, in future filings, we propose to replace the first paragraph of 9A Controls and Procedures in its entirety with the following:

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rule 13a – 15(e) and 15d – 15(e) of the Securities Exchange Act of 1934 as of June 30, 20XX. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of June 30, 20XX were effective at the reasonable assurance level.

Exhibit 31

2.	In future filings, please exclude the officers’ title from the first line of the Section 302 certifications, consistent with your quarterly reports, as they are signing them in a personal capacity.

Carpenter Response

In future filings we will exclude the officers’ title from the first line of the Section 302 certifications.

Form 10-Q for the Period Ended December 31, 2007

Consolidated Balance Sheet, page 3

3.	It appears that the two-for-one stock split announced on October 16, 2007 is not reflected in the June 30, 2007 stockholders’ equity section of the balance sheet. Please revise future filings to ensure that all related disclosures are retroactively adjusted to reflect the impact of the stock split. Refer to SAB Topic 4:C.

Carpenter Response

We understand the staff’s position in this matter and have determined that, in future filings, we will revise the June 30, 2007 stockholders’ equity section to reflect the two-for-one stock split announced on October 16, 2007.

In connection with our response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing; second,

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. John Cash

March 10, 2008

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please feel free to contact me at (610) 208-4271.

Sincerely,

/s/ K. Douglas Ralph
K. Douglas Ralph
Senior Vice President – Finance
and Chief Financial Officer